FOR IMMEDIATE RELEASE

Suretap Partners with Points, Becomes First Canadian Mobile Wallet to Offer Full Loyalty Integration

Powered by Points Loyalty Commerce Platform, Suretap Wallet now offers banks and merchants a new way to engage their customers

TORONTO, November 3, 2015 – Suretap, a leader in open mobile wallet technology, today announced a partnership with Points (TSX:PTS)(Nasdaq:PCOM), the global leader in loyalty currency management, making Suretap the first mobile wallet to truly integrate loyalty cards in the Canadian market.

“The suretap mobile wallet is all about making it easier, safer and more rewarding for Canadians to transact in every step of the consumer journey, including getting more out of their relationships with local brands and retailers,” said Jeppe Dorff, President of Suretap. “By leveraging Points’ loyalty platform in our wallet technology, we’re improving the payment experience for millions of Canadians and providing banks and merchants a more robust way to engage with their customers.”

With this update, Suretap introduces a loyalty section to its wallet app, powered by the Points loyalty network, where users can store loyalty information from more than 100 global loyalty rewards programs, making it easier to earn and use loyalty rewards. The addition of the loyalty section provides participating loyalty programs with additional exposure to suretap wallet users and provides current program members with new ways to earn and use their loyalty rewards.

“With this partnership, we’re proud to join forces with one of Canada’s leading digital wallet providers. By providing suretap wallet users with access to loyalty rewards management and transaction capability in one place, we’re excited to open the door to a better consumer experience in the wallet, and for loyalty programs to both better engage their customers and drive attractive incremental economics via this new channel.” said Rob MacLean, CEO of Points.

Launched four months ago with support from Canada’s major wireless carriers, the suretap wallet allows Android and Blackberry smartphone users to make quick, easy and secure mobile payment transactions at any retailer that accepts contactless payments, including credit, gift and pre-paid cards.

Points Loyalty Commerce Platform is connected to over 50 global loyalty programs and provides technology solutions to enable the world’s top brands to better engage their consumers through loyalty programs.

About Suretap
Suretap is Canada’s leading open wallet provider, with relationships spanning multiple retail industries and merchant categories. Based on global security standards, Suretap is focused on delivering contextually relevant market card-content to the end consumer.

Suretap is an “easy to use” application for shoppers to store and use their bank, credit, gift and loyalty cards, makes it seamless for retailers to start accepting mobile payments without altering their current point-of-sale transaction processes or systems, and easy for brands to reach and engage customers with deals, savings and special offers. As an open wallet, all wireless carriers, payment card issuers, handset manufacturers and service providers alike, across Canada, have the opportunity to adopt the suretap wallet.

Suretap protects customer data and payment card information at a level not possible today with physical cards by using certified technology to secure payment card and passcode data on the smartphone's encrypted SIM card. Customers are also protected by multiple levels of security in the suretap wallet and technology that has been certified by global payment networks. This certification and method of storing information on the SIM card also benefits retailers and merchants accepting mobile transactions through Suretap.

Suretap also supports the Code of Conduct for the Credit and Debit Card Industry in Canada and merchants will not incur extra costs by adopting Suretap.

For further information please visit www.suretap.com or contact inquiries@suretap.com

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Points Investor Relations
Addo Communications
Laura Bainbridge
laurab@addocommunications.com;
310-829-5400

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474